Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

29 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 19

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	12.06.2007, 13.06.2007, 15.06.2007, 19.06.2007, 22.06.2007 & 28.06.2007
2	Disposal of Sime Inax Sdn Bhd.	18.06.07
3	Incorporation of a new subsidiary – Macau CEL Machinery Company Limited.	26.06.07
4	Proposed Acquisition of the remaining 30% equity interest in Westminster Travel Limited	27.06.07
5	Proposed disposals of the paper packaging businesses in Singapore and Malaysia	28.06.07

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Jlw 7/20

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 12/06/2007 05:39:51 PM
Reference No SD-070612-FD3BF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 982,100 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 500,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Others	* 07/02/2007	* 380,000	
Others	03/04/2007	1,000,000	
Acquired	03/04/2007	500,000	
Acquired	01/06/2007	390,200	
Acquired	04/06/2007	591,900	
Acquired	04/06/2007	200,000	

* Description of other type of change	:	EPF had notified that the acquisitions of the following Sime Darby Berhad shares by Nomura Asset Management (S'pore) Ltd previously announced were erroneous:- i) Acquired 380,000 on 07.02.2007 ii) Acquired 1,000,000 on 03.04.2007 Accordingly, the amount of 1,380,000 shares has been deducted from the total shareholdings and the correction is classified as "others" above.
* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	374,141,215
Direct (%)	:	14.85
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	374,141,215
* Date of notice	:	04/06/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 8th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 13/06/2007 05:22:03 PM
Reference No SD-070613-A111D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 3,784,900 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 355,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 265,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/06/2007	* 1,868,200	
Acquired	05/06/2007	355,000	
Acquired	06/06/2007	1,916,700	
Acquired	06/06/2007	265,000	

* Circumstances by reason of which change has occurred	:	**Acquisition of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**378,546,115**
Direct (%)	:	**15.02**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**378,546,115**
* Date of notice	:	**06/06/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 12th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/06/2007 05:39:27 PM
Reference No SD-070615-75BF5

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad

* Stock name : SIME

* Stock code : 4197

* Contact person : Nancy Yeoh Poh Yew

* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**

* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur

* NRIC/passport no/company no. : **EPF ACT 1991**

* Nationality/country of incorporation : **Malaysia**

* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**

* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 550,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/06/2007	* 500,000	
Acquired	08/06/2007	50,000	
Acquired	08/06/2007	200,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Employees Provident Fund Board and its Portfolio Manager.
* Nature of interest	:	Direct
Direct (units)	:	379,296,115
Direct (%)	:	15.05
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	379,296,115
* Date of notice	:	08/06/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 19/06/2007 06:05:58 PM
Reference No SD-070618-32E4D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 1,747,200 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/06/2007**	* **1,747,200**	
Acquired	**12/06/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Acquisition of shares by the Employees Provident Fund Board and its Portfolio Manager.**
* Nature of interest	:	**Direct**
Direct (units)	:	**381,143,315**
Direct (%)	:	**15.12**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**381,143,315**
* Date of notice	:	**12/06/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 18th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 28/06/2007 05:22:21 PM
Reference No SD-070628-D8EB5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 600,000 shares)

CIMB-Principal Asset Management Bhd
(Acquisition of 12,270,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 459,100 shares)

SBB Asset Management Sdn Bhd
(Disposal of 10,885,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 19/06/2007	* 600,000	
Acquired	19/06/2007	10,885,000	
Acquired	19/06/2007	1,385,000	
Disposed	19/06/2007	384,100	
Disposed	20/06/2007	75,000	
Disposed	20/06/2007	10,885,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest : Direct

  Direct (units) : 386,194,515

  Direct (%) : 15.32

  Indirect/deemed interest (units) :

  Indirect/deemed interest (%) :
* **Total no of securities after change** : 386,194,515

* Date of notice : 20/06/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 27th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/06/2007 05:54:10 PM
Reference No SD-070622-BAE72

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 1,000,000 shares
(Disposal of 200,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 65,500 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

	Type of transaction	Date of change	No of securities	Price transacted (RM)
*	Acquired	* 15/06/2007	* 1,000,000	
	Acquired	15/06/2007	200,000	
	Disposed	15/06/2007	65,500	
	Disposed	18/06/2007	200,000	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**385,868,615**
Direct (%)	:	**15.3**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**385,868,615**
* Date of notice	:	**18/06/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd June 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 18/06/2007 05:40:43 PM
Reference No SD-070614-04A44

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

DISPOSAL OF SIME INAX SDN BHD
(Announcement pursuant to Chapter 9.19 (24) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Malaysia Region Berhad ("SMRB"), had on 16 June 2007 entered into a Sale and Purchase Agreement ("SPA") with Roca Sanitario S.A. ("ROCA") a company incorporated in Spain, for the disposal of the entire 80% equity interest held by SMRB in Sime Inax Sdn. Bhd. ("SISB"), to ROCA for an aggregate consideration of RM24,000,000. The consideration was arrived at on a "willing buyer-willing seller" basis.

SISB has an issued and paid-up share capital of RM25,000,000 held by SMRB and Inax Corporation in the proportion of 80% and 20% respectively. SISB is principally involved in the manufacturing and marketing of sanitary wares.

The SPA was completed on the day of its execution. Accordingly, SISB ceased to be a subsidiary of Sime Darby with effect from 16 June 2007.

The Disposal is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

This announcement is dated 18 June 2007.

Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :

Form Version 2.0

General Announcement

Submitted by S DARBY on 26/06/2007 05:10:55 PM
Reference No SD-070626-39D53

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Incorporation of a new subsidiary - Macau CEL Machinery Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Macau CEL Machinery Company Limited ("MCM") was incorporated in Macau on 21 June 2007. Notification of the incorporation was received from the relevant Macau authority on 26 June 2007.

MCM has a registered capital of MOP$25,000 (approximately RM10,800). MOP$24,000 of the registered capital is held by The China Engineers, Limited and the remaining MOP$1,000 is held by The China Engineers (South China) Limited, both Hong Kong incorporated companies and wholly-owned by Sime Darby. The principal activities of MCM will be the sales of engineering machinery, electricity generating sets, engines and related parts, provision of after-sales and rental services of the said products, organising construction projects and provision of installation services for electrical and mechanical equipment.

The investment in MCM is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 26 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 27/06/2007 05:53:57 PM

Reference No SD-070627-17168

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad

* Stock name : SIME

* Stock code : 4197

* Contact person : Nancy Yeoh Poh Yew

* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed Acquisition of the remaining 30% equity interest in Westminster Travel Limited (Announcement pursuant to Chapter 10.08 of the Listing Requirements)

* Contents :-

1 INTRODUCTION

Sime Darby Berhad ("**Sime Darby**") wishes to announce that its wholly-owned subsidiary, Sime Darby Hong Kong Limited ("**SDHK**"), had on 25 June 2007 received a notice from Mr Daniel So Ming Fai ("**Vendor**") to exercise a put option in relation to the disposal of his 30% equity interest in Westminster Travel Limited ("**WTL**"), comprising 12,000 "B" shares of par value HK$100 ("**WTL Shares**") each for a total cash consideration of HK$86.9 million (approximately RM38.3 million) ("**Proposed Acquisition**"). The Proposed Acquisition by SDHK will complete in 14 days after the date of service of the said exercise notice.

2 CONSIDERATION

The Proposed Acquisition will be satisfied by cash, which will be funded from internally generated funds. The consideration for the Proposed Acquisition was based on the option pricing formula set out in the Option Deed for Shares dated 11 June 1993 entered into between the Vendor and SDHK ("**Option Deed**").

3 RATIONALE FOR THE PROPOSED ACQUISITION

The Proposed Acquisition results from SDHK's obligation pursuant to the Option Deed. Under the Option Deed, SDHK granted a put option to the Vendor to require SDHK within the option period stated therein to purchase from the Vendor the remaining 30% equity interest in WTL.

4 INFORMATION ON THE WTL GROUP

70% of the equity of WTL group is owned by Sime Travel Holdings Limited ("**STH**"), which is effectively, a wholly-owned subsidiary of Sime Darby. The WTL group is principally engaged in the business of operating travel and tour agencies. The WTL

principally engaged in the business of operating travel and tour agencies. The WTL group had net assets of HK98.5 million or RM43.3 million as at 30 June 2006 and recorded a net profit of HK$58.7 million or RM28.8 million for the financial year ended 30 June 2006.

5 EFFECTS OF THE PROPOSED ACQUISITON

5.1 Issued and paid-up share capital, shareholdings of substantial shareholders and gearing

The Proposed Acquisition will not have any effect on the issued and paid-up share capital, shareholdings of substantial shareholders and gearing of Sime Darby as the consideration will be paid in cash from internally generated funds.

5.2 Net assets per share and earnings per share

The Proposed Acquisition is not expected to have a material effect on the net assets per share and earnings per share of Sime Darby group for the financial year ending 30 June 2007.

6 PROSPECTS AND RISKS

STH is currently a subsidiary of Sime Darby, which holds 70% of WTL's issued and paid-up capital. The Proposed Acquisition will increase Sime Darby's stake in WTL, resulting in WTL becoming a 100% owned subsidiary. As such, the prospects and risks of WTL's business to Sime Darby are not expected to change materially.

7 APPROVALS REQUIRED

The Proposed Acquisition is not subject to the approval of shareholders of Sime Darby or the relevant government authorities.

8 DIRECTORS' OPINION

The Board of Sime Darby is of the opinion that the Proposed Acquisition is in the best interests of the Sime Darby group and its shareholders.

9 INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND/OR PERSONS CONNECTED TO THEM

The Vendor was a Director of SimeWest Holdings Sdn Bhd until 11 June 2007. STH is a wholly-owned subsidiary of SimeWest Holdings Sdn Bhd, which in turn is wholly-owned by SD Holdings Berhad. SD Holdings Berhad is a wholly-owned subsidiary of Sime Darby.

Save as disclosed above, none of the other Directors or major shareholders of Sime Darby or persons connected to them has any interest, whether direct or indirect, in the Proposed Acquisition.

10 DEPARTURE FROM THE SECURITIES COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC GUIDELINES")

The Proposed Acquisition does not depart from the SC Guidelines.

11 DOCUMENTS FOR INSPECTION

A copy of the Option Deed will be made available for inspection at the registered office of Sime Darby Berhad at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 27 June 2007.

Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/06/2007 05:31:33 PM
Reference No SD-070628-394F7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposals of the paper packaging businesses in Singapore and Malaysia (Announcement pursuant to Chapter 9.19(45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 28 May 2007, Sime Darby Berhad wishes to announce that the Sale and Purchase Agreement between Sime Darby Singapore Limited ("SDSL"), Sime Rengo Packaging Singapore Limited ("SRPS") and Rengo Company Limited ("RCL") for the disposal of the entire issued and paid-up share capital of PB Packaging Systems Singapore Pte Ltd by SRPS to SDSL and RCL in the proportion of 66.6% and 33.4% respectively was completed on 25 June 2007.

This announcement is dated 28 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END